Exhibit 99.2

Bullish

Monthly Metrics Report for July 2026

(Unaudited)

	2025												2026
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	June	July
(B - in billions)
Trading Volume ($B)
Spot - BTC	34.6	30.9	43.2	39.2	32.8	19.9	20.8	18.2	16.4	38.2	38.4	25.9	22.5	41.8	29.1	20.9	16.8	26.9	16.7
Spot - ETH	18.3	19.2	14.9	10.9	12.0	9.5	11.1	12.8	8.8	15.1	14.1	9.6	8.4	12.9	8.0	5.4	3.4	4.9	3.0
Spot - Stablecoin	19.4	20.9	17.0	13.3	10.3	8.1	12.9	8.6	8.1	19.6	18.4	13.8	11.2	19.0	13.2	9.6	7.4	10.8	7.3
Spot - Other	4.8	3.8	2.7	2.2	2.6	2.4	4.0	4.6	4.1	4.6	4.4	2.9	3.4	3.7	2.7	2.1	2.5	2.9	2.2
Total Spot	77.1	74.8	77.7	65.5	57.6	39.9	48.8	44.3	37.3	77.5	75.3	52.2	45.4	77.4	52.9	38.0	30.0	45.5	29.1
Options								0.0	0.0	0.0	2.8	6.2	4.8	3.6	3.2	5.6	0.9	2.3	0.2
Perpetual	6.6	7.8	8.0	6.8	5.8	4.1	5.0	4.6	2.2	3.0	2.7	2.6	2.0	3.1	4.4	3.4	2.0	3.1	1.5
Total Trading Volume	83.7	82.5	85.7	72.3	63.4	44.0	53.8	48.8	39.6	80.5	80.8	61.1	52.2	84.1	60.4	46.9	32.9	50.9	30.7

Average Trading Spread (bps)
Spot	2.14	1.97	1.87	1.65	1.55	1.58	1.76	2.55	1.96	1.75	1.94	1.82	1.74	2.22	2.01	2.05	2.40	2.84	2.71
Options								1.00	0.93	1.29	1.34	1.66	1.95	2.42	1.86	2.50	1.65	0.59	1.09
Perpetual	(1.06)	(1.41)	(2.38)	(1.47)	(0.86)	(1.22)	(0.80)	(0.65)	0.21	(2.67)	(0.13)	(0.30)	(0.61)	0.37	0.09	(0.08)	(0.12)	(0.14)	1.21
Average Trading Spread	1.90	1.65	1.47	1.36	1.32	1.32	1.52	2.25	1.86	1.59	1.85	1.71	1.67	2.16	1.86	1.95	2.23	2.56	2.62

Monthly Average Volatility
BTC	48%	44%	50%	44%	33%	28%	27%	28%	23%	38%	45%	39%	33%	61%	48%	35%	28%	47%	32%
ETH	60%	78%	69%	70%	67%	54%	54%	60%	42%	58%	68%	53%	46%	82%	60%	44%	36%	67%	44%

**Figures may not sum due to rounding

Additional Information & Disclosures

This monthly metrics package provides certain limited purpose monthly performance results of Bullish. This information is presented without commentary and should be read together with our most recent quarterly and annual results and our filings with the U.S. Securities and Exchange Commission (SEC), which are available on our Investor Relations website at investors.bullish.com.

The information provided is unaudited and the information for the months in the most recent fiscal quarter is preliminary, based on our estimates and subject to completion of our financial closing procedures. Final results for the quarter, as reported in our SEC filings, might vary from the information provided in this monthly metrics package.

Bullish expects to release monthly metrics packages for the prior month’s performance after the end of each month.

We use our Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the SEC and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Definitions

Trading Volume represents the notional value of trades, i.e. the product of the quantity of assets transacted and the trade price at the time the transaction was executed. The quantity represents the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through our platform during the period of measurement.

Average Trading Spread represents total commissions earned from transactions on the Bullish Exchange for the period, expressed as a percentage of the trading volume for the period. Management reviews this metric, which reflects the cost of trading on the Bullish Exchange, changes in fair value of perpetual futures, and rebates, for insight into the average revenue generated per unit of trading volume on our platform.

Volatility is calculated using 1-minute price intervals from CoinDesk Data's Adaptive Diversified Liquidity Index for BTC and ETH. We determine the daily volatility by measuring the standard deviation of these minute-by-minute price changes, which provides a more granular view of price fluctuations. This daily figure is then converted to an annualized volatility by multiplying it by the square root of 365, a standard practice for making risk metrics comparable over a one-year period.